Sun Life Financial renews normal course share repurchase program

TORONTO (January 10, 2008) — Sun Life Financial Inc. (TSX, NYSE: SLF) announced today that the Toronto Stock Exchange (the “TSX”) has accepted its notice of intention to make a normal course issuer bid (the “Notice”). Under the normal course issuer bid, Sun Life Financial may purchase up to 19,745,913 common shares, representing approximately 3.5% of the 564,168,960 currently outstanding common shares.

In 2007, Sun Life Financial repurchased 9,806,200 common shares at an average price of $51.18 per share. The common shares repurchased were approximately 1.7% of those outstanding at the start of the year.

The new normal course issuer bid will commence on January 12, 2008 and continue until January 11, 2009, or such earlier date as the company completes its purchases. The average daily trading volume for the six calendar months preceding acceptance of the Notice was 1,250,505 common shares. In accordance with the TSX rules, the company may repurchase up to 25% of that number each trading day, subject to the TSX rules permitting block purchases. The purchases will be made through the facilities of the TSX and any common shares acquired by the company will be cancelled.

In addition to purchases under the normal course issuer bid, Sun Life Financial may, subject to receipt of all required regulatory approvals, enter into private agreements with arm’s-length third parties providing for the purchase for cancellation of common shares. The company will count towards the maximum number of common shares that it can repurchase under its normal course issuer bid any common shares purchased for cancellation pursuant to private agreements.

From time to time, Sun Life Financial possesses funds not currently required to support its business objectives. As a result, the company believes that the purchase of its common shares may represent an appropriate and desirable use of its available funds.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management in excess of $427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President

Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com